UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number: 000-25081

VAIL BANKS, INC. 401(K) SAVINGS AND INVESTMENT PLAN
(FORMERLY WESTSTAR BANK 401(K) SAVINGS AND INVESTMENT PLAN)
0015 Benchmark Road, Suite 300, P.O. Box 6580, Avon, Colorado 81620
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

VAIL BANKS, INC.
0015 Benchmark Road, Suite 300, P.O. Box 6580, Avon, Colorado 81620
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The Vail Banks, Inc. 401(K) Savings and Investment Plan (the “Plan”) is subject to the requirements of the Employee Retirement Investment Savings Act of 1974, as amended (“ERISA”).  Attached hereto are the financial statements of the Plan as of and for the years ended December 31, 2005 and 2004, prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

___________________________
(Name of Plan)
Date _________	___________________________
(Signature)

VAIL BANKS, INC.

401(k) SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND

FOR THE YEARS THEN ENDED

AND

SUPPLEMENTAL SCHEDULES

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

AND

INDEPENDENT AUDITOR'S REPORT

VAIL BANKS, INC.

401(k) SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND

FOR THE YEARS THEN ENDED

AND

SUPPLEMENTAL SCHEDULES

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

TABLE OF CONTENTS

Page

Independent Auditor's Report	1

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-9

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	10

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2005	11

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-9

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	10

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2005	11

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITOR'S REPORT

To the Trustees of
Vail Banks, Inc. 401(k) Savings
and Investment Plan

We have audited the financial statements of the Vail Banks, Inc. 401(k) Savings and Investment Plan (the "Plan") as of and for the years ended December 31, 2005 and 2004, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and changes in net assets available for benefits of Vail Banks, Inc. 401(k) Savings and Investment Plan as of and for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of December 31, 2005 and the supplemental schedule of reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Perry-Smith LLP

May 11, 2006, except for Note 6 related to the subsequent event as to which the date is June 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
Vail Banks, Inc. 401(k) Savings
   and Investment Plan

We have audited the financial statements of the Vail Banks, Inc. 401(k) Savings and Investment Plan (the "Plan") as of and for the years ended December 31, 2005 and 2004, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of Vail Banks, Inc. 401(k) Savings and Investment Plan as of and for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of December 31, 2005 and the supplemental schedule of reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Perry-Smith LLP

May 11, 2006, except for Note 6 related to the subsequent event as to which the date is June 1, 2006

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004

ASSETS
Investments (Note 3):
Participant directed investments at fair value	$5,618,014	$4,475,245
Non-participant directed investments at fair value	277,697	260,531

Total investments	5,895,711	4,735,776

Net assets available for benefits	$5,895,711	$4,735,776

The accompanying notes are an integral
part of these financial statements.

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2005 and 2004

	2005	2004

ADDITIONS

Investment income (Note 3):

Net appreciation in fair value of participant directed investments	$503,132	$473,721
Net appreciation in fair value of non-participant directed investments	55,336	36,475

Total investment income	558,468	510,196

Contributions:
Participant	691,327	651,186
Employer	217,128	222,774
Rollover	495,290	78,517

Total contributions	1,403,745	952,477

Total additions	1,962,213	1,462,673

DEDUCTIONS

Benefits paid to participants	792,240	644,787
Administrative expenses	10,038	9,029

Total deductions	802,278	653,816

Net increase	1,159,935	808,857

Net assets available for benefits:
Beginning of year	4,735,776	3,926,919

End of year	$5,895,711	$4,735,776

The accompanying notes are an integral
part of these financial statements.

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The following description of the Vail Banks, Inc. 401(k) Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or Plan Document for a more complete description of the Plan's provisions.

General

Vail Banks, Inc., the Plan Sponsor, established the Plan effective August 1, 1996. The Plan is a defined contribution plan covering all eligible employees of Vail Banks, Inc. and its subsidiaries (the "Company"). The Investment Committee is responsible for administration and management of the Plan. All investments in the Plan are participant directed, except for the employer matching contribution and any other discretionary contributions. These contributions consist of Company common stock and are non-participant directed. Employer contributions become participant directed on the later of the last day of the Plan year (i) in which the participant becomes fully vested in their matching contribution account, or (ii) following the end of the Plan year during which the common stock was credited to the participant's matching contribution account. Circle Trust Company served as Custodian for the Plan until October 28, 2005 at which time Wilmington Trust Company became Custodian for the Plan. Digital Retirement Solutions serves as third party administrator of the Plan. The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Under the Plan, all full-time regular employees of the Company who are 21 years old are eligible to make elective contributions immediately upon hire. Employees become eligible for employer matching contributions upon completion of six months of service.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. All discretionary and matching employer contributions vest over a 5 year period at the rate of 20% per year starting at the completion of the first year of continuous service and are 100% vested after completion of five years of service. In case of retirement, early retirement, disability or death, the participant becomes 100% vested. Early retirement occurs when a participant both attains age 55 and completes 10 years of service with one year of service equal to 1,000 hours.

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION (Continued)

Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain IRC limitations. The Company makes a matching contribution of 50% of the first 6% of base compensation that a participant contributes to the Plan. At the discretion of the Company’s Board of Directors, additional amounts may also be contributed. Participants may also contribute amounts representing distributions from other qualified plans. During 2005 and 2004, the Company made no discretionary contributions. Company contributions are made in Company stock and are subject to certain IRC limitations.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant's contributions, allocations of the Company's matching contribution and Company discretionary contributions, and Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant's Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment options for vested amounts at any time by contacting the Plan Administrator.

Payment of Benefits

On termination of service due to death, disability, retirement, early retirement, or for other reasons, a participant shall receive a distribution equal to the value of the participant's vested interest in his or her account in a lump-sum distribution. If a participant's vested interest exceeds $1,000, the participant may request that their balance remain in the Plan. All distributions of investments are paid in cash with the payment of any portion of the participant’s account invested in Company stock paid in whole shares at the request of the participant. Participants may also receive in-service distributions in the event of hardship or after attaining age 59-1/2. As of December 31, 2005 and 2004, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Forfeitures

Matching and discretionary forfeitures from the nonvested portion of terminated employees' account balances are maintained in the investment fund they were in at the time of forfeiture, are accumulated in total by year, and are used to pay Plan expenses. The market value of forfeitures was $14,421 and $19,256 at December 31, 2005 and 2004, respectively. Total accumulated market value of forfeitures available for future

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION (Continued)

Plan expenses at December 31, 2005 and 2004 were $50,938 and $51,349, respectively.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.  See Note 6.

Administrative Expenses

Bookkeeping and other administrative service fees are paid by the Plan with forfeitures, except to the extent the Company elects to pay such expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including the common stock of the Plan Sponsor and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Concentration of Investments

Included in investments at December 31, 2005 and 2004 are shares of the Sponsor’s common stock amounting to $1,837,101 and $1,393,928, respectively. The Sponsor’s stock represents 31% and 29% of total investments at December 31, 2005 and 2004, respectively. A significant decline in the market value of the Sponsor’s stock would have a materially adverse effect on the Plan’s net assets available for benefits.

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices as of the last business day of the Plan year are used to value investments.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Payment of Benefits

Benefits are recorded when paid.
Impact of New Financial Accounting Standards

Accounting Changes and Error Corrections

On June 7, 2005, the FASB issued Statement No. 154 (FAS 154), Accounting Changes and Error Corrections - a replacement of Accounting Principles Board (APB) Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in interim Financial Statements. Under the provisions of FAS 154, voluntary changes in accounting principles are applied retrospectively to prior periods’ financial statements unless it would be impractical to do so. FAS 154 supersedes APB Opinion No. 20, which required that most voluntary changes in accounting principles be recognized by including in the current period’s net income the cumulative effect of the change. FAS 154 also makes a distinction between “retrospective application” of a change in accounting principle and the “restatement” of financial statements to reflect the correction of an error. The provisions of FAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. The Trustees of the Plan do not expect the adoption of this standard to have a material impact on its financial position or results of operations.

3.	INVESTMENTS

The following table presents the fair value of the participant and non-participant directed investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

	December 31,

	2005	2004

Participant directed:
Vail Banks, Inc. common stock	$1,559,404	$1,133,397
American Funds Growth Fund A	813,255	737,770
American Funds EuroPacific A	690,620	537,936
American Funds Washington Mutual A	513,003	510,707
MainStay Mid Cap Opportunity	357,107	─
American Funds Fundamental Investors A	316,948	255,892
AIM Aggressive Growth	─	375,928
Other investments	1,367,677	923,615

	5,618,014	4,475,245

Non-participant directed:
Vail Banks, Inc. common stock	277,697	260,531

Total investments	$5,895,711	$4,735,776

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan had net appreciation on investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2005 and 2004 as follows:

	2005	2004
Participant directed:
Mutual funds	$326,881	$369,036
Common stock of Plan Sponsor	176,251	104,685

	503,132	473,721

Non-participant directed:
Common stock of Plan Sponsor	55,336	36,475

	$558,468	$510,196

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 2002, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan's management and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.	RELATED PARTY TRANSACTIONS

Plan investments include shares of common stock of the Company. Therefore, these transactions qualify as party-in-interest transactions. During 2004 and through October 28, 2005, certain Plan investments were shares of a common collective trust managed by Circle Trust Company. Circle Trust Company was the Custodian as defined by the Plan during that period, and therefore, these transactions qualified as party-in-interest transactions. As of October 29, 2005, the Custodian of the Plan is Wilmington Trust Company and none of the Plan’s investments are in shares managed by Wilmington Trust Company.

Fees paid by the Plan for administrative expenses were paid from Plan forfeitures.

6.	SUBSEQUENT EVENT

On June 1, 2006, Vail Banks, Inc., the Plan Sponsor, announced an Agreement and Plan of Merger with U.S. Bancorp and Powder Acquisition Corp., whereby Powder Acquisition Corp. will merge with and into Vail Banks, Inc., with Vail Banks, Inc. as the surviving corporation and a wholly owned subsidiary of U.S. Bancorp. This agreement was entered into on May 31, 2006.  The merger is expected to become effective in the third or fourth quarter of 2006. Vail Banks, Inc. will terminate the Plan immediately prior to or after closing the merger and no further contributions will be made to the Plan.

SUPPLEMENTAL SCHEDULES

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

EMPLOYER IDENTIFICATION NUMBER: 84-1250561
PLAN NUMBER: 001

FORM 5500 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	American Funds Am Balanced A	Mutual Fund	**	$188,258
	American Funds High-Income Trust A	Mutual Fund	**	239,035
	American Funds Bond Fund of America A	Mutual Fund	**	76,915
	American Funds Fundamental Investors A	Mutual Fund	**	316,948
	American Funds Washington Mutual A	Mutual Fund	**	513,003
	American Funds Growth Fund A	Mutual Fund	**	813,255
	American Funds EuroPacific A	Mutual Fund	**	690,620
	Davis NY Venture Fund	Mutual Fund	**	192,098
	Franklin U.S. Government Securities	Mutual Fund	**	70,039
	Seligman Small Cap Value	Mutual Fund	**	159,355
*	Vail Banks, Inc.	Common Stock - Tradeable	**	1,559,404
*	Vail Banks, Inc.	Common Stock - Nontradeable	218,601	277,697
	MainStay Mid Cap Opportunity	Mutual Fund	**	357,107
	John Hancock Small Cap	Mutual Fund	**	237,665
	Trust Advisors Stable Value Plus Fund	Mutual Fund	**	121,654
	American Funds Cash Management Trust A	Cash	**	82,658
				$5,895,711

*	Party-in-interest to the Plan.
**	Information is not required.

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

For the Year Ended December 31, 2005

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
* Circle Trust Company	AIM Aggressive Growth Fund		$307,483			$276,486	$307,483	$(30,997)
* Circle Trust Company	AIM Small Cap Growth Fund		$201,330			$184,768	$201,330	$16,562
* Circle Trust Company	John Hancock Small Cap	$201,330				$201,330	$201,330
* Circle Trust Company	Main Stay Mid Cap Opportunity	$307,483				$307,483	$307,483

*Represents a party in interest.

EXHIBIT INDEX

1.	Financial statements of Vail Banks, Inc. 401k Savings & Investment Plan for the fiscal year ended December 31, 2005 & 2004, prepared in accordance with the financial reporting requirements of ERISA.

2.	Consent of Perry-Smith LLP, Independent Registered Public Accounting Firm.